Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Steven L. Lichtenfeld Member of the Firm d 212.969.3735 f 212.969.2900 slichtenfeld@proskauer.com www.proskauer.com

April 11, 2014

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Cole Credit Property Trust, Inc. Schedule 13E-3 and Schedule TO

Filed by American Realty Capital Properties, Inc. et al.

Filed April 1, 2014 File No. 005-81912

Dear Mr. Orlic:

Reference is made to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (File No. 005-81912) (the “Schedule TO”) filed by Desert Acquisition, Inc. (“Merger Sub”) and American Realty Capital Properties, Inc. (“ARCP” and together with Merger Sub, the “Company”), in your letter dated April 8, 2014 (the “Comment Letter”).

We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 2 to the Schedule TO (“Amendment No. 2”) that will be filed with the Commission on today’s date.

For your convenience, your comments are set forth in this letter, followed by the Company's responses. References in the responses below in this letter to “we” refer to the Company.

General

1.	Please include the legend required by Rule 13e-3(e)(1)(iii).

Pursuant to the Staff’s comment, we have added the legend required by Rule 13e-3(1)(iii) to the cover page of Amendment No. 2.

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Office of Mergers and Acquisitions

April 11, 2014

2.	Please make the disclosures required by the following items of Regulation M-A:

•	Items 1003(c)(3) and (4) with respect to ARCP and Merger Sub
•	Items 1007(b) and (d), and Item 1016(b)
•	Item 1010
•	Item 1013(c)
•	Instructions 2 and 3 to Item 1013
•	Item 1014(d)

Items 1003(c)(3) and (4) with respect to ARCP and Merger Sub

Pursuant to the Staff’ comment, we have supplemented the disclosure on page I-1 of Schedule I of the Offer to Purchase attached as Exhibit (a)(1)(i) to Amendment No. 2 (the “Offer to Purchase”) to include the disclosures required by Items 1003(c)(3) and (4) with respect to ARCP and Merger Sub.

Items 1007(b) and (d), and Item 1016(b)

Pursuant to the Staff’s comment, we have included disclosure regarding the material conditions to the Company’s financing that may be used in connection with the transaction (which ARCP fully expects that it will be able to satisfy), a summary of the applicable credit agreement and ARCP’s plans to repay any amounts borrowed thereunder in connection with the transaction under the caption “The Offer - Sources of Funds” on page 42 of the Offer to Purchase. We have also added the applicable loan agreement as Exhibit (b) to the Offer to Purchase.

Item 1010

Pursuant to the Staff’s comment, we have included an express statement that the financial statements of Cole Credit Property Trust, Inc. (“CCPT”) required by Item 1010(a)(1) and (2) of Regulation M-A are incorporated by reference in the Offer to Purchase, indicated where the financial statements may be inspected and copies obtained, included the ratio of earnings to fixed charges for the periods required by Item 1010(a)(3) of Regulation M-A and added the book value per share of CCPT common stock as of December 31, 2013 under the caption “The Offer – Information About CCPT” on page 39 of the Offer to Purchase. We respectfully submit that CCPT pro forma financial information is not required, as Item 1010(b) expressly provides that pro forma information is only required “if material”. Since it is a condition to Merger Sub’s obligation to consummate the offer that at least a majority of CCPT’s outstanding shares are validly tendered in the offer and not validly withdrawn, CCPT has granted Merger Sub a “top-up option” to purchase from CCPT a number of additional shares that will increase the number of shares of CCPT common stock owned by ARCP and its subsidiaries to one share more than 90% of CCPT outstanding shares (i.e., the short-form merger threshold in Maryland) and CCPT will no longer exist following the consummation of the merger, CCPT pro forma financial information is not material. Essentially CCPT will operate as a stand-alone company following the closing of the tender offer for only a short period of time until the second-step merger is completed.

Office of Mergers and Acquisitions

April 11, 2014

Item 1013(c)

Pursuant to the Staff’s comment, we have stated the reasons for the structure of the transaction and for undertaking the transaction at this time under the caption “Special Factors – Purposes of the Offer and the Merger; Plans for CCPT after the Merger” on page 7 of the Offer to Purchase.

Instructions 2 and 3 to Item 1013

Pursuant to the Staff’s comment, we have included a discussion of both the benefits and detriments of the transaction to CCPT, its affiliates and unaffiliated security holders under the caption “Special Factors – Position of ARCP Regarding Fairness of the Offer and the Merger” on page 8 of the Offer to Purchase. We respectfully submit that as a subsidiary of ARCP owns only 1,000 shares of CCPT common stock, the effect on ARCP’s interest in the net book value and net earnings of CCPT is not material.

Item 1014(d)

Pursuant to the Staff’s comment, we have included the disclosure required by Item 1014(d) of Regulation M-A under the caption “Special Factors – Position of CCPT Regarding Fairness of the Offer and the Merger” on page 9 of the Offer to Purchase.

3.	Given the nature and number of comments contained in this letter, please confirm that you will disseminate revised disclosure to security holders.

ARCP believes that the changes to the Schedule TO and Offer to Purchase, individually and in the aggregate, are not material. However, in light of the Staff’s comment, we confirm that we will disseminate the revised disclosure to CCPT stockholders in accordance with Rule 14d-4.

Position of ARCP Regarding Fairness of the Offer and the Merger, page 8

4.	To the extent that the board of directors based its fairness determination on the analysis undertaken by others, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Please provide the analysis performed by the board of directors with regard to net asset value, or revise your disclosure to indicate that the board of directors expressly adopted the analyses of Duff & Phelps, LLC.

Pursuant to the Staff’s comment, we have revised the disclosure under the caption “Special Factors – Position of ARCP Regarding Fairness of the Offer and the Merger” on page 8 of the Offer to Purchase to indicate that ARCP’s board of directors expressly adopted the analyses of Duff & Phelps, LLC.

Office of Mergers and Acquisitions

April 11, 2014

The appraisal and other information in the context of determining estimated per share value of CCPT common stock, page 10

5.	Please provide additional, quantified disclosure regarding the liquidation analysis. Please also revise your disclosure to indicate that, if true, the board of directors expressly adopted the analyses of Duff & Phelps, LLC. Otherwise, please disclose any liquidation analysis performed by the board of directors. See Instruction 2(v) to Item 1014 of Regulation M-A.

We advise the Staff that a granular discussion regarding the liquidation analysis undertaken by Duff & Phelps, LLC is included on page 11 of the Offer to Purchase and, pursuant to the Staff’s Comment No. 6, we have filed the appraisal in its entirety as Exhibit (c)(iii) to the Schedule 13E-3 Transaction Statement forming a part of the Schedule TO (the “Schedule 13E-3”). Based on the NAV methodology, the income capitalization approach and the sales comparison approach described under the caption “Special Factors – Position of CCPT Regarding Fairness of the Offer and the Merger – The Appraisal”, Duff & Phelps, LLC estimated the low-end, midpoint and high-end market values of each of the 39 properties owned by CCPT as of December 31, 2013 and made adjustments to reflect balance sheet assets and liabilities to determine a range of liquidation values. We have been supplementally advised by CCPT’s counsel that the CCPT board of directors adopted the analysis of Duff & Phelps, LLC and did not conduct a further liquidation analysis.

6.	Please file the appraisal as an exhibit to the Schedule 13E-3. See Item 1016(c) of Regulation M-A.

Pursuant to the Staff’s comment, we have filed the appraisal as Exhibit (c)(iii) to the Schedule 13E-3.

7.	Please file and summarize any written presentation materials prepared by Duff & Phelps, LLC in connection with its delivery of the fairness opinion.

Pursuant to the Staff’s comment, we have incorporated by reference the written presentation materials prepared by Duff & Phelps, LLC in connection with its delivery of the fairness opinion to the CCPT board of directors as Exhibit (c)(ii) to the Schedule 13E-3 and included disclosure regarding such written presentation materials under Item 9(c) of the Schedule 13E-3 and under the caption “Special Factors – Position of CCPT Regarding Fairness of the Offer and the Merger – The Fairness Opinion” on page 9 of the Offer to Purchase.

Methodology, page 11

8.	Please disclose the “financial and operating information” used by Duff & Phelps, LLC, as well as “forecasts” or other projections that are materially related to the Rule 13e-3 transaction.

Pursuant to the Staff’s comment, we have revised the disclosure on page 11 of the Offer to Purchase under the caption “Special Factors – Position of CCPT Regarding Fairness of the Offer and the Merger – The Appraisal” to clarify that the financial and operating information and forecasts used by Duff & Phelps, LLC in preparing its valuation materials are described in the appraisal, which we have filed in its entirety as Exhibit (c)(iii) to the Schedule 13E-3 pursuant to the Staff’s Comment No. 6.

Office of Mergers and Acquisitions

April 11, 2014

Additional Information Regarding the Engagement of Duff & Phelps as the Appraiser, page 15

9.	Disclosure that the Appraiser’s valuation materials should not be relied upon is inappropriate. Please revise.

Pursuant to the Staff’s comment, we have revised the disclosure under the caption “Special Factors – Position of CCPT Regarding Fairness of the Offer – Additional Information Regarding the Engagement of Duff & Phelps as the Appraiser” on page 14 of the Offer to Purchase.

10.	Please disclose the fee paid to the Appraiser for the appraisal. Please also disclose the fees paid in connection with the CapLease matter. See Item 1015(b)(4).

Pursuant to the Staff’s comment, we have revised the disclosure under the caption “Special Factors – Position of CCPT Regarding Fairness of the Offer – Additional Information Regarding the Engagement of Duff & Phelps as the Appraiser” on page 15 of the Offer to Purchase to include the fee paid to Duff & Phelps, LLC by CCPT for the appraisal and by ARCP in connection with the CapLease matter.

Merger Agreement, page 15

11.	Disclosure states that the representations and warranties within the merger agreement were made solely for the benefit of the parties, that they were not made for the purpose of providing information to holders of CCPT common stock, and that nobody other than the parties to the merger agreement has any right to rely upon them. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Pursuant to the Staff’s comment, we have revised the disclosure under the caption “Special Factors – Summary of the Merger Agreement and Other Agreements – Merger Agreement” on page 16 of the Offer to Purchase.

Merger Agreement between ARCP and Cole Real Estate Investments, Inc., page 24

12.	Please provide an analysis as to whether the Cole Merger was the first step in the Rule 13e-3 transaction, with particular emphasis on whether there was any affiliation between ARCP and the subject company prior to the merger.

Prior to the consummation of the merger of Cole Real Estate Investments, Inc. (“CREI”) with and into a wholly owned subsidiary of ARCP (the “Cole Merger”), there was no affiliation between ARCP and CREI or CCPT. Because there was no affiliation between ARCP and CREI prior to the consummation of the Cole Merger, the Cole Merger was not in and of itself a Rule 13e-3 transaction, and, accordingly, could not have been the first step in this transaction. Further, at the time of the Cole Merger, ARCP has confirmed that there were not any discussions of any transaction involving CCPT and that there was neither a reasonable likelihood nor a purpose of producing, directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) in respect of CCPT. As noted in the Offer to Purchase, the first discussions regarding any possible business combination involving ARCP and CCPT occurred on or around February 20, 2014, weeks after the closing of the Cole Merger and more than four months after the merger agreement between ARCP and CREI was signed.

Office of Mergers and Acquisitions

April 11, 2014

13.	Please confirm that you have included in the offering document disseminated to security holders all material information with respect to the offer, disregarding any incorporation by reference to previously filed documents.

We confirm that we have included in the offering document disseminated to CCPT security holders all material information with respect to the offer, disregarding any incorporation by reference to previously filed documents.

Information About CCPT, page 39

14.	Please revise to remove the disclaimer of liability with respect to disclosure appearing in your offering document. Similar language appears in the background section.

Pursuant to the Staff’s comment, we have revised the disclosure under the captions “Special Factors – Background of the Offer; Past Contacts, Negotiations and Transactions” on page 4 of the Offer to Purchase and “The Offer – Information About CCPT” on page 39 of the Offer to Purchase.

Each of ARCP and Merger Sub has authorized us to acknowledge on its behalf that (1) it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO, (2) Staff comments or changes to the Schedule TO in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO, and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,
/s/ Steven L. Lichtenfeld

cc:	Richard A. Silfen (American Realty Capital Properties, Inc.)